SilverCrest Reports Results of AGM

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - June 16, 2021 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce the results of its Annual General Meeting of Shareholders ("AGM") held in Vancouver, BC on June 15, 2021.

A total of 78,955,084 votes were represented at the AGM amounting to 54.66% of the issued common shares as of the record date.

Shareholders approved the fixing of the number of directors at seven.  The following is the tabulation of proxy votes in the election of the seven directors:

Directors	Tabulation of Votes in Favour submitted by Proxy	Tabulation of Votes Withheld submitted by Proxy
N. Eric Fier	58,077,796 (99.71%)	168,161 (0.29%)
Laura Diaz	58,168,394 (99.87%)	77,564 (0.13%)
Ross O. Glanville	54,283,976 (93.20%)	3,961,981 (6.80%)
Ani Markova	57,895,061 (99.40%)	350,897 (0.60%)
Hannes P. Portmann	57,723,288 (99.10%)	522,669 (0.90%)
Graham C. Thody	51,647,789 (88.67%)	6,598,168 (11.33%)
John H. Wright	50,521,903 (86.74%)	7,721,454 (13.26%)

The shareholders also approved the re-appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of SilverCrest.

In addition, further to the Company's news release dated June 4, 2021, the shareholders approved the adoption of a new "rolling 1.5%" Equity Share Unit Plan for the Company.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's top priority is on the high-grade, historic Las Chispas mining district in Sonora, Mexico, where it has completed a feasibility study on the Las Chispas Project and is proceeding with mine construction. Startup of production at the Las Chispas Mine is targeted for mid-2022. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1